March 14, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                               Lawson Holdings, Inc.
Registration Statement on Form S-4
SEC File No:  333-129862
Date Filed:  November 21, 2005

Amendment No. 1 to Registration Statement on Form S-4
Date Filed:  January 23, 2006

Amendment No. 2 to Registration Statement on Form S-4
Date Filed:  February 22, 2006

Amendment No. 3 to Registration Statement on Form S-4
Date Filed:  March 14, 2006

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and the amendments thereto, filed by Lawson Holdings, Inc. (the “Company”) and the Company’s request for acceleration of effectiveness of the Registration Statement submitted on March 13, 2006, on behalf of the Company, I hereby confirm to you the Company’s acknowledgements of the following matters:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LAWSON HOLDINGS, INC.

By	/s/ Bruce B. McPheeters
Bruce B. McPheeters
General Counsel